Exhibit 99.1
CHC Helicopter Corporation T 709.570.0700 F 709.570.0506 www.chc.ca

PRESS RELEASE
CHC signs expanded $40 million contract in Baku

Thursday, September 16, 2004, St. John’s, NL, Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today it has been awarded an expanded three-year contract, plus two-year option, by BP for the provision of one dedicated Sikorsky S-61 and two dedicated S-76 aircraft in Baku, Azerbaijan to service offshore oil and gas fields in the Caspian Sea. The contract, valued at approximately $40 million over the initial three-year period, replaces an existing contract for one S-61 and one S-76 aircraft.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
& Chief Financial Officer	Director of Communications
709-570-0567	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.